201 Fuller Rd, 6th Floor Albany, NY 12203 tel 518.810.0700 commercehub.com

December 5, 2017
U.S. Securities and Exchange Commission
Office of Information Technologies and Services
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Kathleen Collins

Re:	CommerceHub, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 7, 2017 File No. 001-37840
Dear Ms. Collins,
This letter sets forth the responses of CommerceHub, Inc. (“we,” “us,” “our” or the “Registrant”) to the comments contained in your letter, dated November 22, 2017, relating to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on March 7, 2017 (the “2016 Form 10-K”). Capitalized terms used herein but not otherwise defined have the definitions given to such terms in the 2016 Form 10-K. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2016 and 2015
Revenue, page 33

1.
You disclose that your strategy is to move away from “certain” digital marketing services of your Demand Solutions. In your recent Forms 10-Q you disclose changes in revenue, exclusive of Demand Solutions revenue. Tell us the amount of revenues attributed to your Demand Solutions for the periods presented and quantify the impact you expect from the decline in certain digital marketing services. In addition, please describe your plans and expectations regarding your Demand Solutions going forward.

Revenue attributed to our Demand Solutions for the years ended December 31, 2016 and 2015 totaled $9.8 million and $10.6 million, respectively. We expect that the impact of our decision to align the services we provide to customers with our business objectives by moving away from certain digital marketing services and more towards our platform-based technology offering within our Demand Solutions will be a reduction to Demand Solutions revenue of an estimated $2.0 million to $2.5 million for the fiscal year ending December 31, 2017. Going forward, we do not intend to include certain digital marketing services as an essential part of our Demand Solutions, but we do intend to continue to support and service our Demand Solutions for the foreseeable future.

2.
Please consider quantifying revenue by business solution (i.e. Supply, Demand and Delivery) in your MD&A or advise. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

We have considered quantifying revenue by business solution (i.e., Supply, Demand and Delivery) in our MD&A, and notwithstanding our thorough review and consideration of Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835, we do not believe such disclosure is material to the users of our financial statements or helpful in understanding our results of operations. In addition, management does not manage the business by business solution.

201 Fuller Rd, 6th Floor Albany, NY 12203 tel 518.810.0700 commercehub.com

Within our MD&A, we have disclosed key financial metrics that we believe are material to the users of the financial statements in addition to why we believe these metrics are helpful in understanding our results of operations. The key revenue metrics include, among others, usage revenue, subscription revenue and set-up and professional services revenue. The underlying economics of each of the business solutions we offer our customers is consistent—each includes set-up and professional services fees, subscription fees, and usage-based fees. For that reason, the revenue metrics we have disclosed in our MD&A provide investors with a better understanding of our revenue model and results of operations than other metrics that we might provide, including revenue by business solution.
Adjusted EBITDA, page 35

3.
We note that you provide a discussion of Adjusted EBITDA, a non-GAAP measure, without providing a discussion of the comparable GAAP measure, net income (loss). Please revise in future filings. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We will modify our disclosure in future filings by adding the underlined text shown below:
Net Income (Loss) and Adjusted EBITDA:
The increase in net income is a result of the aggregate changes in each component of our results of operations as described above.

(amounts in thousands)	Year Ended December 31,		Change
	2016	2015	$	%
Net income (loss) and adjusted EBITDA:
Net income (loss)	$9,096	$(4,467)	$13,563	nm
Depreciation and amortization	9,803	7,794	2,009	26%
Interest expense (income)	434	(600)	1,034	(172)%
Income tax expense (benefit)	7,162	(1,881)	9,043	nm
Share-based compensation expense	11,290	42,150	(30,860)	(73)%
Adjusted EBITDA	$37,785	$42,996	$(5,211)	(12)%
Consolidated Financial Statements
Note 3 - Significant Accounting Policies
Goodwill, page 48

4.	Please tell us whether there is discrete financial information available for Demand Solutions and if so, whether this information is regularly reviewed by your CODM. Refer to ASC 350-20-35-34.
We regularly assess the guidance provided within ASC 350, among other ASC guidance, in connection with evaluating our single operating segment and reporting unit. There is no discrete financial information available for Demand Solutions, or any of the other solutions we offer, other than revenue. Further, there are no managers responsible for specific components of our business, and individuals reporting to our CODM (our Chief Executive Officer) oversee, manage and provide operational and financial results on a consolidated basis. As disclosed in Note 2 - Basis of Presentation under “Segment and Geographic Information,” our CODM reviews consolidated financial results of the Registrant to allocate resources and evaluate performance and, as such, the Registrant operates as a single segment, with a single reporting unit.

201 Fuller Rd, 6th Floor Albany, NY 12203 tel 518.810.0700 commercehub.com

Note 7 - Concentrations of Significant Customers and Credit Risk, page 53

5.
We note that two retailers had Total Program Revenue of more than 10% of total revenue in the year ended December 31, 2016. When disclosing concentrations, please disclose the actual revenue percentages attributed to each significant retailer. Refer to ASC 275-10-50-16 and 50-18.

We will modify our future filings to provide additional clarity around the magnitude of concentrations and disclose, within a five-percentage-point range, the Total Program Revenue percentage attributable to each retailer whose Total Program Revenue accounted for more than 10% of our total revenue for the applicable reporting periods. For example:
There were two customers with Total Program Revenue that accounted for between 10% and 15% of our total revenue in the year ended December 31, 2016, there was one such customer in the year ended December 31, 2015, and there were two such customers in the year ended December 31, 2014.
Note 13 - Income Taxes, page 61

6.
We note that in 2016 you corrected income tax errors relating to 2014 and 2015 and concluded that the errors were not material. Please provide us with a SAB 99 analysis that supports your materiality assessment.

In February 2017, we conducted a SAB 99 analysis relating to the 2014 and 2015 income tax errors that were corrected in the 2016 10-K (the “February 2017 SAB 99 Analysis”), which resulted in the conclusion that the errors were not material. This analysis was closely reviewed by our external counsel, external auditors, including their national office, executive management and the Audit Committee of our Board of Directors, all of whom agreed with the conclusions. The following analysis is a summary of the February 2017 SAB 99 Analysis.
Purpose:
The purpose of our assessment was to document our considerations of the tax apportionment error identified during 2016. The error relates to an item identified as part of the 2015 tax return filing and in conjunction with reporting the return-to-provision adjustment in the financial results for the fourth quarter of 2016. Specifically, this item was associated with updating the New York (“NY”) state tax apportionment rates for a change in tax law, which was enacted in 2014 and became effective on January 1, 2015.
Authoritative guidance considered:

•	SEC Staff Accounting Bulletin No. 99, Materiality (ASC 250-10-S99) (“SAB 99”)

•	SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”)

•	SEC Staff speech dated December 8, 2008
As the preparation of financial statements is the responsibility of management, it is management's responsibility to evaluate the effects of misstatements on reported amounts and disclosures. In all instances, such assessments can only be properly made following a thorough analysis of the considerations addressed in SAB 99 and SAB 108. In summary, the most critical points of focus from a guidance perspective are:

•
When assessing materiality in any set of financial statements, evaluating whether an error is material necessarily depends on identifying and considering investor concerns and the relevant circumstances, i.e. the total mix of information and should not focus on magnitude alone. SAB No. 99 stresses that exclusive reliance on quantitative benchmarks in evaluating and preparing financial statements is inappropriate.

201 Fuller Rd, 6th Floor Albany, NY 12203 tel 518.810.0700 commercehub.com

•
The predominant view is that materiality judgments can properly be made only by those who have all the facts. The [Financial Accounting Standards] Board's present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.

•	A matter is material if there is a substantial likelihood that a reasonable person would consider it important.

•
The staff reminds registrants and the auditors of their financial statements that exclusive reliance on this or any percentage or numerical threshold has no basis in the accounting literature or the law.

Defining the users of the financial statements:
The financial statement users include individuals and institutions who received shares of the Registrant in conjunction with the Spin-Off, individuals who held equity awards (SARs and options) or other equity ownership interests in the Registrant prior to the Spin-Off, which interests were eligible for sale under the Liquidity Program, lenders engaged in extending credit to the Registrant, and potential investors and analysts of the Registrant.
The 2014 financial statements were included along with the 2015 financial statements in the Registrant’s Registration Statement on Form S-1 filed in connection with the Spin-Off (File No. 333-210508) (the “Form S-1”). In the final Form S-1/A, the financial statements also included the first quarters of 2016 and 2015. Management believes it is key to the qualitative evaluation that the 2014 financial statements never constituted the Registrant’s most recent publicly available financial information. Consequently, users of the financial statement would never have reviewed the 2014 financial statements in isolation as they were always presented in conjunction with more current financial statements, specifically the audited financial statements for 2015 and ultimately the unaudited financial statements for the first quarter of 2016. Therefore, an error in the 2014 financial statements would have had less of an impact on a user’s decision-making process than an error in the more current periods, except to the extent that key measures and metrics were to be trended. The impact to the more current 2015 period included in the Form S-1 is not as significant.
Materiality:
In determining what is material to our financial statements, we considered presumed benchmarks and thresholds of a public registrant, including revenues, assets, profit before income taxes, and earnings per share (“EPS”). We also considered additional metrics that are focused on by our investors and analysts and otherwise within our sector, including revenue growth, adjusted EBITDA, adjusted EPS and free cash flow. Our credit agreement includes financial covenants focused on adjusted EBITDA (as defined in the credit agreement).  In addition, our analysts providing sell-side coverage in February 2017 provided estimates of revenue, adjusted EBITDA and, in one case (of three), adjusted EPS.
In considering whether a misstatement is material to our financial statements, we evaluated each misstatement, using a total mix of quantitative and qualitative assessments, individually and in the aggregate based on the nature of the error and whether the error impacted those metrics that are considered to be most relevant to the users of our financial statements.
The total mix of quantitative and qualitative considerations may result in different conclusions for errors of the same dollar amount.  For clarity, as examples:

•
We may apply a larger materiality, beyond industry “rules of thumb,” on a gross-up of two balance sheet line-items or an error in the presentation of costs between lines within operating expenses (i.e., sales and marketing vs. general and administrative).

•
In contrast, we may apply a lower threshold of materiality, in comparison to the example above, for a classification of expense between depreciation and consulting expenses, as a result of the impact on EBITDA and adjusted EBITDA.

201 Fuller Rd, 6th Floor Albany, NY 12203 tel 518.810.0700 commercehub.com

Quantitative considerations:
We performed a quantitative assessment of the misstatement on all periods impacted. We considered the impacts on the relevant financial metrics reported in each period, as well as the effects on the relevant balance sheet and cash flow captions.
SAB 99 recognizes that the starting point for assessing materiality is the quantitative effect of misstatements on the financial statements, but emphasizes that misstatements should not be assessed solely on a quantitative basis. SAB 99 further emphasizes that there are no “bright lines” when assessing the impacts of misstatements as a percentage of financial metrics. The Registrant’s results were near break-even during certain periods impacted (specifically 2014), therefore the impacts of the error as a percentage of pre-tax and net income should not be considered independently sufficient or appropriate benchmarks to determine if the adjustments are material to the periods impacted.
In February 2017, the Registrant had three analysts covering its stock, all of whom focused their forward-looking projections on revenue, adjusted EBITDA and, in one case, adjusted EPS. All three analysts projected the Registrant’s tax rate at the non-GAAP 40% rate, which we communicated as the outlook for our long-term tax rate. The Registrant determined that this estimated long-term rate continued to be reasonable in February 2017, taking into account the Registrant’s short history as a stand-alone company, business trends (including impacts on nexus), and other considerations. Further, the trend in adjusted EPS, which we believe is the primary per-share measure monitored by our investors and analysts, would not be meaningfully impacted with a lower long-term tax rate (less than $0.01 impact on Adjusted EPS trend assuming a 37.5% long-term growth rate). As a result, the error being considered does not impact that rate, or any of the metrics used by our analysts.
Further, while the historical GAAP effective tax rate is impacted by the error, the Form S-1 and the 2016 Form 10-K disclose that the effective tax rate of the Registrant in future years could vary from its historical effective tax rates depending on, among other factors, the future legal structure of the Registrant and related tax elections. Given the Registrant’s lack of stand-alone taxpayer history, users of the financial statements generally relied more upon an estimated long-term tax rate than historical pre-Spin-Off effective tax rates.
Qualitative considerations:
Below we address the most relevant qualitative considerations.
The impact of this misstatement on our GAAP tax rate is not considered to be a meaningful trend to investors for two primary reasons:

1.	Investors consider income taxes through the lens of projecting the future tax rate for the Registrant or, in the case of deferred assets and liabilities, the impact on future cash flows; and

2.	Investors and analysts are primarily focused on our adjusted long-term tax rate of 40%, as evidenced by all three sell-side analysts’ models as of February 2017.
With respect to #1 above, as is typical with GAAP tax rates, evaluating historical trends to project a future tax rate is often difficult at the top level as a result of discrete items, including the change in law that resulted in the error that is the subject of this analysis. Investors normalize for these trends in arriving at an underlying projected future tax rate to the extent they are focused on GAAP projections. The 2016 Form 10-K Income Tax Note disclosure reported the error on a separate line in the 2016 rate reconciliation and included narrative disclosure sufficient to allow investors to normalize for this error resulting from a tax law change.
Further, the cash-tax implications of the change are inconsequential in relation to the cash flow from operations generated by the Registrant in the short-term. Lastly, there are no negative implications from a valuation allowance perspective which would be noteworthy to a user of the financial statements in the context of the Registrant’s expectation of future performance.

201 Fuller Rd, 6th Floor Albany, NY 12203 tel 518.810.0700 commercehub.com

The impact of the law change in the aggregate, or specifically the state tax rate, is also not viewed as material from a user’s perspective. In the Registrant’s discussions with its investors, there have been minimal substantive questions concerning the Company’s income taxes, other than seeking corroboration of a 40% tax rate being assumed in analyst financial models.
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;
While there is some estimation involved in the calculation of the apportionment rate, broadly speaking, the necessary information was available to reasonably estimate the impact of this item. The variability in the range of the Registrant’s assumed NY apportionment rate discussed above does not materially impact the conclusions in this analysis.
Whether the misstatement masks a change in earnings or other trends;
The adjustments do not mask a change in earnings, revenue, EPS, or cash flows, which show the impact on these figures for the various periods. If corrected in the period of origination, the adjustment would have a $0.05 reduction in 2014 GAAP EPS, a $0.01 improvement in 2015 GAAP EPS, and a $0.03 improvement in 2016 GAAP EPS. There would be no change to the measures that users of our financial statements are primarily focused on, which are revenue, adjusted EBITDA, Free Cash Flow, and adjusted EPS. Further, there is no change in adjusted EBITDA as defined in our credit agreement with our lenders.
GAAP earnings trends during the periods being analyzed are highly variable as a result of large fluctuations in the Registrant’s performance, driven by a number of factors including public company costs, exercises of equity awards, liability-based accounting for outstanding SAR and option awards, one-time Spin-Off related costs, settlement of balances with our former parent company, etc. As a result, the deferred tax balances, income tax expense, and taxes payable and receivable are also highly variable in size and composition (i.e., share-based compensation vs. NOLs).
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;
The error does not impact our performance relative to market expectations for the periods impacted as the investor community is focused on metrics not impacted, as highlighted throughout this analysis.
Moreover, all three analysts assume a 40% non-GAAP tax rate in their projections, further validating a position that the shift in GAAP tax rate that this adjustment would create is not material.
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;
The adjustments do not impact the Registrant’s compliance with loan covenants or other contractual requirements. Prior to the second quarter of 2016, the Registrant did not have a credit agreement or any other debt in 2014 or 2015 with a third-party financial institution that would require covenant compliance. Furthermore, as discussed above, the financial metric on which our current credit agreement loan covenants are focused—adjusted EBITDA—is not impacted by the error.
The below are other qualitative factors specifically considered as part of the SAB 99 guidance—these were considered in our analysis but were less key/relevant compared to the qualitative factors discussed above:
Whether the misstatement changes a loss into income or vice versa;
The adjustments do not change a loss to income or vice versa in any period.

201 Fuller Rd, 6th Floor Albany, NY 12203 tel 518.810.0700 commercehub.com

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;
The Registrant has one operating and reporting unit; therefore, the impact on the Registrant is consistent with that of the segment.
Whether the misstatement affects the registrant’s compliance with regulatory requirements;
The adjustments noted above do not impact our compliance with regulatory requirements.
Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;
The adjustments did not impact management’s compensation, which is focused on annual sales and adjusted EBITDA, consistent with the priorities of shareholders.
Whether the misstatement involves concealment of an unlawful transaction.
The adjustments did not conceal an unlawful transaction.
Conclusion:
In determining our conclusion, we considered the “total mix” of information as required by SAB 108 and 99, considering the quantitative and strong qualitative factors described above in the context of the metrics considered to be most relevant to users of our financial statements. Based on the quantitative and qualitative considerations noted above, we concluded the impacts of the errors, individually and in the aggregate, are not material to any period impacted.
As a result, management determined that recording the adjustment in the fourth quarter of 2016, with appropriate disclosure of this component of the return-to-provision adjustment, would provide sufficient information to a reasonable person using the financial statements.
****
If you or any member of the Staff has any question regarding the responses set forth herein, please contact me by telephone at (518) 810-0700 ext. 3925 or by email at mgreenquist@commercehub.com.

Regards,
/s/ MARK GREENQUIST
Name: Mark Greenquist
Title: Chief Financial Officer